Exhibit 99.1

                                                                                                                                                                       NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS THIRD QUARTER RESULTS CONFERENCE CALL AND WEBCAST NOTIFICATION
Edmonton, Alberta, October 7, 2016 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX:NOA.TO / NYSE:NOA) announced today that it will release its financial results for the third quarter ended September 30, 2016, on the evening of Tuesday, November 1, 2016, after market close. Following the release of its financial results, NAEP will hold a conference call and webcast on Wednesday, November 2, 2016, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).
The call can be accessed by dialing:

 Toll free: 1-877-291-4570
International: 1-647-788-4919

A replay will be available through December 2, 2016, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 96007816

The live and archived webcast can be accessed at:
http://www.gowebcasting.com/8087

About the Company
North American Energy Partners Inc. (www.nacg.ca) is the premier provider of heavy construction and mining services in Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian Oil Sands. The Company maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:

David Brunetta, CPA, CMA
 Director, Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5574
 Email: dbrunetta@nacg.ca

 Since 1953   •   Heavy Construction & Mining
Suite 300, 18817 Stony Plain Road   Edmonton, Alberta   T5S 0C2   Canada   Phone 780.960.7171   Fax 780.969.5599
www.nacg.ca